UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

Commission File Number 0001-33136

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Exeter Resource Corporation
(Translation of registrant's name into English)

Suite 1660, 999 West Hastings Street
Vancouver, British Columbia, Canada  V6C 2W2
 (Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☐                                                      Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

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DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 13, 2013.

EXETER RESOURCE CORPORATION By: /s/ Cecil Bond Name: Cecil Bond Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	News Release, dated March 4, 2013
99.2	News Release, dated March 11, 2013
99.3	News Release, dated March 11, 2013